Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: UFJ Holdings, Inc.
Subject Company: UFJ Holdings, Inc.
SEC File No. 333-123136

Company Name: UFJ Tsubasa Securities Co., Ltd.
(Code Number 8621)
1-3, Otemachi 1-chome
Chiyoda-ku, Tokyo

Announcement regarding Grant of Stock Option (Stock Acquisition Rights)

May 18, 2005—At a meeting held today, the Board of Directors of UFJ Tsubasa Securities Co., Ltd. (the “Company”) resolved to submit to the annual general meeting of the shareholders to be held on June 29, 2005 an agenda item seeking the approval of the issuance of the stock acquisition rights granting specially favorable conditions to those individuals other than shareholders for purposes of implementing stock options in accordance with Article 280-20 and Article 280-21 of the Commercial Code of Japan. Therefore, the Company announces as follows.

The new company that will be formed after the merger between the Company and Mitsubishi Securities Co., Ltd. (“Mitsubishi Securities”) scheduled for October 1, 2005 is unable to succeed the existing stock option based on the stock subscription rights method (hereinafter referred to as the “existing stock subscription rights”) granted to employees as of June 29, 2000, in accordance with paragraph 1 of Article 280-19 of the previous Commercial Code of Japan. Therefore, the Company will issue and grant stock acquisition rights (hereinafter referred to as the “stock acquisition rights”) having the same economic effect as the existing stock subscription rights in order for the new company after the merger to succeed such rights pursuant to the current Commercial Code of Japan.

1. Reasons for issuing Stock Acquisition Rights on Specially Favorable Conditions

The Company will issue the stock acquisition rights for no consideration because of the procedural requirements to protect the actual economic value of the stock options based on the existing stock subscription rights method. However, renouncing by the holders of the existing subscription rights not yet exercised shall be required.

2. Persons who are allotted stock acquisition rights

Among the holders of the existing stock subscription rights and their successors at the time of the issuance of the existing stock subscription rights, the holders holding the existing stock subscription rights which have not been exercised as of the issuance of the stock acquisition rights will be allotted the stock acquisition rights.

3. Conditions for granting stock acquisition rights

If the merger agreement in connection with the merger is invalidated for any reason prior to the issuance of the stock acquisition rights, the stock acquisition rights shall become retroactively ineffective.

In addition, although the subscribers for the stock acquisition rights can exercise their existing stock subscription rights 10 days prior to the issuance of the stock acquisition rights, if the subscribers exercised their existing stock subscription rights, the subscription of the same number of stock acquisition rights as the number of the existing stock subscription rights exercised shall become retroactively ineffective.

4. Method of Issuance of Stock Acquisition Rights

(1) Types and number of stocks that are the subject of stock acquisition rights

The maximum limit shall be 6,229,000 ordinary shares of the Company. In addition, after the date of the effectiveness of the merger (scheduled to be October 3, 2005), ordinary shares of the new company after the merger will be the subject of the stock acquisition rights, and the number of shares shall be adjusted by using the following formula:

[Number of Shares after Adjustment]=[Number of Shares before Adjustment] x Merger Ratio (0.42)

(2) Total number of stock acquisition rights

The maximum limit shall be 6,2290,000. (The number of shares per each stock acquisition right shall be 1 ordinary share. However, after the date of the effectiveness of the merger, the number of shares per each stock acquisition right shall be 0.42.)

(3) Issue price of stock acquisition rights

The stock acquisition rights will be issued for no consideration. However, renouncing by the holders of the existing subscription rights not yet exercised shall be required.

(4) Amount payable upon exercise of the stock acquisition rights

The amount payable upon exercise of each stock acquisition right will be ¥593 per share (the “Exercise Price”), which is the exercise price of the existing stock subscription rights of ¥593.

However, after the date of the effectiveness of the merger, the Exercise Price shall be adjusted in accordance with the following formula, with factional amounts of less than one yen resulting from such calculation to be rounded up to one yen.

[Exercise Price after Adjustment]=[Exercise Price before Adjustment]	x	1
Merger Ratio (0.42)

In addition, if the Company or the new company after the merger issues new shares or divests its treasury stock (excluding any exercise of stock acquisition rights) at a price below the market price after the date on which stock acquisition rights are issued, the Exercise Price shall be adjusted in accordance with the following formula, with factional amounts of less than one yen resulting from such calculation to be rounded up to one yen.

[Exercise Price after Adjustment]	=	[Exercise Price before Adjustment]	x	(Number of Outstanding Shares)	+	(Number of New Shares to be Issued) x (Amount to be paid per share)
(Market Price per Share before Issue of New Shares)
(Number of Outstanding Shares) + (Number of New Shares to be Issued)

The “number of outstanding shares” in the price adjustment formula above is obtained by subtracting the total number of treasury stock from the number of outstanding shares of the Company or the new company after the merger. In the event that the Company decides to divest its treasury stock, the “number of new shares to be issued” shall be replaced by the “number of treasury stock to be divested.” In addition, if the Company or the new company after the merger conducts a stock split or stock consolidation after the Exercise Price is determined, the Company or the new company after the merger may adjust the Exercise Price as appropriate.

(5) Exercise Period of the Stock Acquisition Rights

The exercise period shall be between the date of issuance of the stock acquisition rights and March 31, 2006 (the end of the exercise period for the existing stock subscription rights).

(6) Conditions to the Exercise of Stock Acquisition Rights

1.	If a person granted with the stock acquisition right dies, the successor of such person shall be entitled to exercise the right in accordance with the provisions of the agreement relating to the grant of stock acquisition rights.

2.	Other matters relating to the exercise of stock acquisition rights will be determined by the Board of Directors of the Company and will be set forth in the agreement relating to the grant of stock acquisition rights.

(7) Cancellation of Stock Acquisition Rights

1. The new company after the merger may cancel all stock acquisition rights for no consideration with the Board of Directors’ resolution if the following matters are approved at the general meeting of shareholders of the new company after the merger.

(i) Merger agreement, under which the new company after the merger becomes the dissolving entity.

(ii) Share exchange agreement, under which the new company after the merger becomes a wholly owned subsidiary.

(iii) Share transfer agreement, under which the new company after the merger becomes a wholly owned subsidiary.

2. If the subject persons who were granted the stock acquisition rights waive, either in whole or in part, the stock acquisition rights, the Company or the new company after the merger will be able to cancel the stock acquisition rights for no consideration.

5.	Method of Allotment of Stock Acquisition Rights

In connection with the allotment of the stock acquisition rights, the Company, considering the purpose of issuing the stock acquisition rights, shall enter into an agreement with each person who will be allotted the stock acquisition rights, which agreement shall set forth conditions, including renouncing of the existing stock subscription rights by the holders of the existing stock subscription rights and other conditions that each party will determine to be reasonable.

(Note)	The above issuance of stock acquisition rights is subject to the approval of “Issuance of Stock Acquisition Rights as Stock Options” at the annual general meeting of shareholders to be held on June 29, 2005.

(Contact)

Public Relations Department                                         (Tel: 03-5222-8355)

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. After the Form F-4 is declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9066 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100- 8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.